James Bedal
Bare Metal Standard, Inc.
December 5, 2016

December 5, 2016

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re: Bare Metal Standard, Inc.

Amendment No. 7 to Registration Statement on S-1 Filed

March 22, 2016

File Number: 333-210321

Ladies and Gentleman,

Current Status of the Company, page 6

Strategic Partnerships, page 6

1.   Please remove the statement that you have built a customer base over the last 50 years you have been in business.

We have deleted the sentence referring to having clients the last 50 years.

2.   We note your response to comment 2 of our letter dated October 20, 2016, and we reissue the comment in part.  In the last paragraph on this page, please remove “until the securities are quoted for trading on the OTC Bulletin Board, or on a recognizable market or exchange, and thereafter at prevailing market prices or privately negotiated prices….”

We have removed any reference to this.

James Bedal
Bare Metal Standard, Inc.
December 5, 2016

The Offering, page 7

3.   We note your response to comment 4 of our letter dated October 20, 2016, and we reissue the comment. Please update your common stock outstanding after the offering, here and elsewhere throughout your registration statement, to account for the private placement of 240,000 shares of common stock to 15 investors

We have made the proper changes on page 7 and page 17

Dilution, page 19

4.   Please revise your presentation of per share information and dilution to round to three decimal places only so as not to imply a greater degree of precision than exists.

We have rounded the Dilution Table to three decimals.

Information with Respect to the Registrant Description of Business, page 20

5.  In your response to comment 1 of our letter dated October 20, 2016, you acknowledge that you will purchase from Taylor Brothers their existing franchise agreements. In your response to comment 12 of our letter dated October 20, 2016, you disclose that the Taylor Brothers’ existing franchises are operational. the United States. We reissue comment 12 of our letter dated October 20, 2016. Please provide a discussion in your registration statement of Taylor Brothers’ existing franchise operations and the extent to which franchises have begun marketing under your name. For instance, please discuss their state of development, their geographic scope, that the franchise operations have all agreed to an assumption by Bare Metal Standard of Taylor Brothers’ rights under the existing agreements and the rights that you will be assuming under the agreements, such as the 10% royalty for continued support which you disclose in your response to comment 15 of our letter dated October 20, 2016.  File any written assumption agreements as exhibits.  If these agreements were verbal, please file as exhibits written descriptions representing the oral agreements between you, Taylor Brothers and their franchisees.  See Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

James Bedal
Bare Metal Standard, Inc.
December 5, 2016

To answer the commission’s request in question number 5 in our letter dated November 23, 2015 we have broken down the question to better articulate our answer.

In your response to comment 1 of our letter dated October 20, 2016, you acknowledge that you will purchase from Taylor Brothers their existing franchise agreements. In your response to comment 12 of our letter dated October 20, 2016, you disclose that the Taylor Brothers’ existing franchises are operational. In the United States. We reissue comment 12 of our letter dated October 20, 2016. Please provide a discussion in your registration statement of Taylor Brothers’ existing franchise operations and the extent to which franchises have begun marketing under your name.

At that point Bare Metal Standard will inherit franchises in Kansas City, Wichita Kansas, Tulsa Oklahoma, East Texas, Des Moines Iowa, Portland Oregon, Boise Idaho and Salt Lake City Utah. All discussions leading to this propose transaction has been with the principals of Taylor Brothers and Bare Metal Standard only.

For instance, please discuss their state of development, their geographic scope, that the franchise operations have all agreed to an assumption by Bare Metal Standard of Taylor Brothers’ rights under the existing agreements and the rights that you will be assuming under the agreements, such as the 10% royalty for continued support which you disclose in your response to comment 15 of our letter dated October 20, 2016.

We do not have to request permission to transfer a franchisee contract as per the terms of the franchisees contract.

All communications were verbal and there was no resistance from any franchisee. Mr. Bedal explained they will assume all obligations under their individual contracts to the fullest extent.

James Bedal
Bare Metal Standard, Inc.
December 5, 2016

  All communications were verbal and there was no resistance from any franchisee. Mr. Bedal explained they will assume all obligations under their individual contracts to the fullest extent.

File any written assumption agreements as exhibits.  If these agreements were verbal, please file as exhibits written descriptions representing the oral agreements between you, Taylor Brothers and their franchisees.  See Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

As of this date there are no written or verbal agreements between Taylor Brothers and Bare Metal, Inc. Additionally there is no agreement with the franchisees between Taylor Brothers and Bare Metal Standard, Inc.. Taylor Brothers and Bare Metal Standard will retain legal council once this registrations statement becomes effective to seamlessly execute this transaction not to affect franchisee operations.

Holders of Our Common Stock, page 30

6.   Please update the number of holders of your common stock to account for the private placement of common stock to 15 investors.

We have added the correct amount of shareholders.

Recent Sales of Unregistered Securities, page 31

7.   You state here that James Bedal, Mike Taylor and Jeffery Taylor paid a combined total of $10,000 for their shares of common stock.  Please reconcile this disclosure with disclosure on page 17 and disclosure in Note 5 to the financial statements on page 48 that your officers and directors each paid $10,000 for their shares of common stock.

The accountant note 5 on page 48 is correct. We corrected the disclosure on page 17 to reflect note 5. The officers received their shares for reimbursement for expenses during this process. Their expenses consisted of organizational fees and legal fees.

James Bedal
Bare Metal Standard, Inc.
December 5, 2016

8.   Please remove the last sentence of this paragraph, which states that you issued shares in exchange for services.

We have deleted the sentence.

Exhibit 23.1

9.   Please amend to include an auditor consent that identifies the registration statement amendment number, which, in your next filing, will be amendment 7.

We have filed an updated Auditor Consent with the correct Amendment number.

Sincerely,

Signature Title Date

/s/ James Bedal Chief Executive Officer, Chief Financial Officer and Director December 5, 2016
James Bedal (Principal Executive, Financial and Accounting Officer)

/s/ Jeffrey Taylor Secretary and Director December 5, 2016
Jeffrey Taylor